NORTH AMERICAN DISCLOSURE NETWORK (ENGLISH) (FRENCH) TRANSLATION

              For Immediate Release on Thursday, July 15, 1999

            HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (Canada)

                    HOLLINGER INTERNATIONAL INC. (U.S.)

                          HOLLINGER INC. (Canada)


             HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP


          Toronto, Canada, July 15, 1999 - Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; Nasdaq: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce that Hollinger Canadian Newspapers, Limited Partnership (the "Partnership") has filed a final prospectus to qualify its public offering of C$40 million (4 million units at C$10 per unit). This offering is underwritten by a syndicate led by CIBC World Markets Inc. and Salman Partners Inc. The underwriters have an over allotment option for up to an additional C$6,000,000 (or 600,000 units). The Partnership also issued 20 million units on July 7, 1999 pursuant to a prospectus which qualified its C$200 million private placement completed on April 30, 1999. These offerings establish a C$240 million public float for the Partnership which will be listed on The Toronto Stock Exchange on completion of the public offering which is expected to occur at the end of July.

          The public offering accomplishes the Hollinger group's objective of creating a liquid public investment vehicle to allow investors to participate directly in the cash flow generated from its Canadian community newspaper assets. One or more additional public offerings may be undertaken as and when market conditions permit to reduce Hollinger Canadian's percentage interest from 85% (giving effect to the public offering) to 75%. Hollinger Canadian's 85% interest in the Partnership would be valued at approximately C$1.36 billion (or U.S. $900 million) using the public offering price of C$10 per unit. Hollinger International owns all of the participating equity of Hollinger Canadian. Hollinger Canadian also owns, outside of the partnership, the Hollinger group's Canadian metropolitan and national newspapers.

          The net proceeds of the Partnership's public offering will be applied to reduce bank debt of the Hollinger International group of companies.




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          The Partnership is a leading Canadian publisher of daily and weekly newspapers, magazines and specialty publications. The Partnership's publications include 48 daily community newspapers, 180 non-daily newspapers and shopping guides (comprised of 25 paid and 155 unpaid publications), and 106 magazines and specialty publications. These publications are generally strategically clustered and are primarily distributed in communities in smaller urban, suburban and rural markets across Canada.

          Hollinger International, through its subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Canada and Israel. Included among the company's 163 paid daily newspapers are the Chicago Sun-Times, The Daily Telegraph (London) and The Ottawa Citizen. These 163 newspapers have a world-wide daily combined circulation of approximately 4,451,000. In addition, the company publishes 441 non- daily newspapers as well as magazines and other publications.

          Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. It owns the Canada.com national portal site and a variety of other specialized sites. Through its Hollinger Digital subsidiary, it has taken investment positions in various Internet- based companies.

For information please call:


J.A. Boultbee                        Peter Y. Atkinson
Executive Vice-President and CFO     Vice-President and General Counsel
Hollinger Inc.                       Hollinger Inc.
(416) 363-8721                       (416) 363-8721